

January 19, 2012

<u>Via E-mail</u>
Richard K. Reece
Executive Vice President and Chief Financial Officer
Acuity Brands, Inc.
1170 Peachtree Street, N.E., Suite 2400
Atlanta, GA 30309

> **Re: Acuity Brands, Inc.**
> **Form 10-K for the Year Ended August 31, 2011**
> **Filed October 28, 2011**
> **File No. 001-16583**

Dear Mr. Reece:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days and indicate that you will comply with our comments in future filings. Confirm in writing that you will do so and also explain to us how you intend to comply. If you do not believe our comments apply to your facts and circumstances or do not believe compliance in future disclosure is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations, page 16</u>

<u>Outlook, page 25</u>

1. Public statements by your Chief Executive Officer indicate that sales of LED based luminaries quadrupled during the fourth quarter of fiscal year 2011 as compared to the fourth quarter of fiscal year 2010 and now represent almost 5% of total net sales. Supplement your disclosure to discuss this known trend and the impact you expect increased LED based luminary sales to have on your financials including profit margin. See Regulation S-K Item 303(a)(3)(ii).

Definitive Proxy Statement Incorporated by Reference Into Part III

Compensation Discussion And Analysis, page 27

2. Please explain how you determined that you had four named executive officers for purposes of reporting compensation as opposed to five. See Regulation S-K Item 402(a)(3).

       We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

       In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

       You may contact Dean Suehiro, Staff Accountant, at 202-551-3384 or Robert Littlepage, Accountant Branch Chief, at 202-551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Jonathan Groff, Staff Attorney, at 202-551-3458, Celeste M. Murphy, Legal Branch Chief, at 202-551-3257 or me at 202-551-3810 with any other questions.

                                        Sincerely,

                                        /s/ Celeste M. Murphy for

                                        Larry Spirgel
                                        Assistant Director